Securities & Exchange Commission,
Washington, D.C.

CONSENT OF POON MAN SIN, SENIOR ENGINEER

I, Poon Man Sin, Senior Engineer of Jiangxi Geological And Engineering Company of Ruichang City, Jiangxi, People’s Republic of China, do hereby consent to the use in this registration statement of Tiger Jiujiang Mining, Inc. on Form S-1 of my Report Of Exploration at Tiger Gold Property dated January 23, 2010, appearing in the prospectus, which is part of this Registration Statement. I and my company completed an examination in 2009 of the property and have reported the information on a formal basis to Kiukiang Gold Mining Company as indicated in the above referenced report. I also consent to the reference to me under the heading “Experts” in such registration statement and agree to the filing of this consent as an exhibit to the registration statement.

/s/ “Poon Man Sin”

Poon Man Sin
Senior Engineer
Jiangxi Geological And Engineering Company

Ruichang City, Jiangxi, China
April 15, 2010